SECURITIES AND EXCHANGE COMMISSION
 	                   Washington, D.C. 20549

 	                        SCHEDULE 13G

	           Under the Securities Exchange Act of 1934

	                     (Amendment No. 2)*


                           WHITEHALL JEWELLERS INC.
	                      (Name of Issuer)

                        Common Stock, $.001 par value
                        (Title of Class of Securities)

                                  965063100
	                       (CUSIP Number)

                               March 18, 2004
    	  (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 965063100


1.  	Names of Reporting Persons.
   	I.R.S. Identification Nos. of above persons
        (entities only).

        MYRON M. KAPLAN


2. Check Appropriate Box if a Member of a Group

	(a)   [  ]
	(b)   [  ]

3. SEC Use Only

4. Citizenship or Place of Organization:
	UNITED STATES


			5.  Sole Voting Power
Number of		         1,830,600
Shares Bene-		6.  Shared Voting Power
ficially by 		           -0-
Owned by		7.  Sole Dispositive Power
Each Report-		         1,830,600
ing Person		8.  Shared Dispositive Power
With:			           -0-

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person:
                  1,830,600

10.  Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares [      ]


11.  Percent of Class Represented by Amount in Row (9):
                  13.1%

12.  Type of Reporting Person

		  IN



Item 1(a)	Name of Issuer:

	Whitehall Jewellers Inc.   (the "Issuer").

Item 1(b)	Address of the Issuer=s Principal Executive
Offices:

	155 North Wacker Drive, Suite 500
	Chicago, IL 60606

Item 2(a)	Name of Person Filing:

	This statement is filed on behalf of Myron M. Kaplan
	("Mr. Kaplan").   Mr. Kaplan is a private investor.

Item 2(b)	Address of Principal Business Office or, if None,
		Residence:

	The address of the principal business office of Mr. Kaplan is P.O. Box 385, Leonia, New Jersey 07605.

Item 2(c)	Citizenship:

	Mr. Kaplan is a United States citizen;


Item 2(d)	Title of Class of Securities:

	Common Stock $.001 par value (the "Shares")


Item 2(e)	CUSIP Number: 965063100

Item 3.		If this statement is filed pursuant to
		Sections 240.13d-1(b) or 240.13d-2(b)
		or (c):

		This Item 3 is not applicable.

Item 4.	Ownership:


Item 4(a)	(b) Amount Beneficially Owned and Percent of Class:

		Mr. Kaplan may be deemed the beneficial owner of 1,830,600 Shares which constitutes approximately 13.1% of the total number of Shares outstanding. This is based on the Issuer's Form 10-Q for the quarterly period ended October 31, 2004 which reflected 13,944,660 Shares outstanding as of November 30, 2004.



Item 4(c)	Number of Shares as to which such person has:

(1) Sole power to vote or to direct the vote:

   		1,830,600

(2) Shared power to vote or to direct the vote:

	        -0-

(iii) Sole power to dispose or to direct the disposition of:

	        1,830,600

(iv) Shared power to dispose or to direct the disposition of:

                -0-

Item 5.	Ownership of Five Percent or Less of a Class:

	This Item 5 is not applicable.


Item 6.	Ownership of More than Five Percent on Behalf of
	Another Person:

	This Item 6 is not applicable.


Item 7.	Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on by the
        Parent Holding Company:

        This Item 7 is not applicable.


Item 8.	Identification and Classification of Members
        of the Group:

        This Item 8 is not applicable.


Item 9.	Notice of Dissolution of Group:

        This item 9 is not applicable.



Item 10.	Certification:


	By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

	SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 6, 2005

MYRON M. KAPLAN

By /s/ ALAN M. STARK
  Alan M. Stark
  Attorney-in-Fact
Power of Attorney attached

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


	                  POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, MYRON M. KAPLAN, hereby make, constitute and appoint ALAN M. STARK, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or
(b) in my capacity as a Member of or in other capacities with Kaplan Nathan & Co., L.L.C., all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating to ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (A) any acquisition statements on
Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 7th day of January, 2000.



						/s/ Myron M. Kaplan
           					MYRON M. KAPLAN